

<u>Mail Stop 3010</u>

December 8, 2009

Andrew B. Koslow
Executive Vice President and General Counsel
Penson Worldwide, Inc.
1700 Pacific Ave.
Suite 1400
Dallas, TX 75201

> **Re: Penson Worldwide, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-163191**
> **Filed on November 18, 2009**

Dear Mr. Koslow:

As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2008, and have issued comments in relation to that review. In conjunction with that review, we will also be reviewing your registration statement, which incorporates your 10-K by reference. This review is limited to any outstanding comments we have issued relating to the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Andrew B. Koslow
Executive Vice President and General Counsel
Penson Worldwide, Inc.
December 8, 2009

·   the company may not assert the declaration of effectiveness as a defense in any
    proceeding initiated by the Commission or any person under the federal securities
    laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with your filing.

    We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

    Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any
other questions.

                                                Sincerely,

                                                Sonia Gupta Barros
                                                Special Counsel

cc: Thomas W. Kellerman, Esquire (*via facsimile*)